# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, 331 KIFISSIAS AVENUE, ATHENS, Greece (J3), 14561
Date of event which requires filing of this statement: 08/19/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001166573-26-000001
Filed by CIK 0001166573

## Reporting persons
- TOWERVIEW LLC

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, 331 KIFISSIAS AVENUE, ATHENS, GREECE, 14561.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TOWERVIEW LLC: Daniel R Tisch, Member (10/02/2026)